EXHIBIT 99.6

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1– NAME AND ADDRESS OF COMPANY

GameSquare Esports Inc. (the “Company” or “GameSquare”)

150 York Street, Suite 1008

Toronto, Ontario, M5H 3S5

ITEM 2– DATE OF MATERIAL CHANGE

December 7, 2022

ITEM 3– NEWS RELEASE

A news release with respect to the material change was disseminated by the Company on December 8, 2022 through ACCESSWIRE and can be found under the Company’s profile on SEDAR at www.sedar.com.

ITEM 4– SUMMARY OF MATERIAL CHANGE

On December 7, 2022, the Company entered into an arrangement agreement (the “Arrangement Agreement”) with Engine Gaming and Media, Inc. (“Engine Gaming”) to combine their businesses via an all share deal, whereby each common share of GameSquare (a “GameSquare Share”) will be exchanged for 0.08262 Engine Gaming common shares (the “Engine Gaming Shares”) pursuant to a statutory plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (Ontario) (the “Arrangement”).

1

ITEM 5– FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full Description of Material Change

On December 7, 2022, the Company and Engine Gaming entered into the Arrangement Agreement to combine their businesses via an all share deal. Subject to the terms and conditions set forth in the Arrangement Agreement and Plan of Arrangement, holders of the GameSquare Shares will receive 0.08262 Engine Gaming Shares, subject to adjustment as described below (the “Exchange Ratio”), for each GameSquare Share (on an as converted to GameSquare Share basis) outstanding immediately prior to the effective time of the Arrangement (the “Effective Time”).

At the Effective Time, (i) each GameSquare option, to the extent it has not been exercised as at the Effective Time, will be transferred by the holder thereof to Engine Gaming for such number of replacement options issued by Engine Gaming under its omnibus incentive plan equal to the Exchange Ratio and the exercise price of such replacement option will be adjusted based on the Exchange Ratio; (ii) each GameSquare restricted share unit, to the extent it has not been exchanged for a GameSquare Share as at the Effective Time, will be transferred by the holder thereof to Engine Gaming for such number of replacement restricted share units issued by Engine Gaming under its omnibus incentive plan equal to the Exchange Ratio; and (iii) each GameSquare warrant, to the extent it has not been exercised as at the Effective Time, will be transferred by the holder thereof to Engine Gaming for a warrant issued by Engine Gaming to purchase such number of Engine Gaming Shares equal to the Exchange Ratio and the exercise price of such replacement warrant will be adjusted based on the Exchange Ratio. Conditions to the Arrangement

The Arrangement is subject to a number of conditions, including the approval by holders of GameSquare Shares (the “GameSquare Shareholders”) at a special meeting expected to be held in the first quarter of 2023 to approve the Arrangement (the “Meeting”). The Arrangement requires the approval of GameSquare Shareholders holding at least 66.67% of the votes cast on the resolution approving the Arrangement by GameSquare Shareholders voting as a single class present in person or represented by proxy and entitled to vote at the Meeting, and if required by applicable law, approval by GameSquare Shareholders holding a simple majority of the votes attached to GameSquare Shares voting as a single class present in person or represented by proxy and entitled to vote at the Meeting, excluding the votes of those persons whose votes are required to be excluded under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions. It is a condition to closing in favor of Engine Gaming that holders of less than 5% of the outstanding GameSquare Shares shall have validly exercised dissent rights with respect to the Arrangement that have not been withdrawn as of the Effective Date.

In addition, the Arrangement is subject to (i) approval of the Ontario Superior Court of Justice (or any other court with appropriate jurisdiction) at a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, (ii) the TSX Venture Exchange, (iii) the Nasdaq Capital Market and (iv) certain regulatory approvals.

Certain Other Terms of the Arrangement Agreement

The Arrangement Agreement includes customary representations and warranties of GameSquare and Engine Gaming and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of each party’s business during the interim period between the date of the Arrangement Agreement and the Effective Time.

The board of directors of each of the Company and Engine Gaming have unanimously approved the Arrangement and recommend their respective shareholders vote in favor of the Arrangement. The board of directors of the Company received an opinion from Evans & Evans, Inc. that, based upon and subject to the assumptions, limitations, and qualification set forth in the opinion, the consideration to be received by shareholders of the Company pursuant to the Arrangement is fair, from a financial point of view to the shareholders of the Company.

2

5.2 Disclosure for Restructuring Transactions

Subject to the terms and conditions set forth in the Arrangement Agreement and Plan of Arrangement, holders of the GameSquare Shares will receive 0.08262 Engine Gaming Shares, subject to adjustment as described below, for each GameSquare Share (on an as converted to GameSquare Share basis) outstanding immediately prior to the Effective Time. All warrants, options and restricted share units of the Company will be exchanged for replacement warrants, stock options and restricted stock units of Engine Gaming on identical terms, as adjusted in accordance with the Exchange Ratio.

ITEM 6– RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7– OMITTED INFORMATION

Not applicable.

ITEM 8– EXECUTIVE OFFICER

Further information regarding the matters described in this report may be obtained from Paolo DiPasquale, Chief Strategy Officer, who is knowledgeable about the details of the Arrangement and may be contacted at (216) 464-6400.

ITEM 9– DATE OF REPORT

December 19, 2022.

This report contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this report, forward-looking statements relate, among other things, to the Arrangement, including the receipt of court, shareholder, stock exchange and regulatory approvals and the anticipated timing of the Meeting. These forward-looking statements are included only to provide information currently available to GameSquare and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: Engine Gaming and GameSquare’s ability to complete the Arrangement and the receipt of necessary approvals. These risk factors are not intended to represent a complete list of the factors that could affect GameSquare, which are discussed in GameSquare’s annual management’s discussion and analysis. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this report. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

3